OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Dashing Corporation

4742 Liberty Road South
Suite No. 104
Salem, OR 97302

www.getdashing.com



8, 333 shares of "Dashing Tokens"

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum 8,333 shares of Dashing Tokens worth $9,999.60

Maximum 891,666 shares* of Dashing Tokens worth $1,069,999.20

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Company	Dashing Corporation
Corporate Address	4742 Liberty Rd. Suite No. #104, Salem OR 97302
Description of Business	**Dashing** is a platform that plans on using blockchain technology to create an ecosystem with automated dispute resolution, verifiable reviews of all transactions and assignments of a Trust Score to platform participants.
	GetDashing is the first service to be built on the Dashing platform to target the broader home-services market.
	The GetDashing Application (iOS, Android, Web app) will be built on the Dashing Platform and will offer a full-service experience for the home services market. GetDashing will manage all aspects of projects that need to be done around the home and will benefit from the automation provided by the underlying Dashing Platform. GetDashing has a functioning consumer-facing application undergoing internal testing and intends to move to a public beta.
Type of Security Offered	Dashing Tokens

Purchase Price of Security Offered	$1.20 per token
Minimum Investment Amount (per investor)	$499.20

There is currently no trading market for the Company's DASHING Tokens and we cannot guarantee that such a trading market for the Company's DASHING Tokens will ever exist. Please see "Transferability of Securities."

	Number of Tokens	Price to Public	Underwriting discounts and commissions**	Proceeds to the Company***
Per Token for sales of $9,999.60	8,333 units of Dashing Tokens	$1.20 per token	$0.00	$9,999.60
Per Token for sales of $1,069,999.20	891,666 units of Dashing Tokens	$1.20 per token	$0.00	$1,069,999.20

* *   The Company will not use commissioned sales agents or underwriters.

***   The proceeds do not include expenses of the Offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $6,484.00 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

<u>Terms of Tokens</u>

Dashing Tokens

The Dashing Tokens will represent a single share of non-voting common stock of the company, with rights and preferences as designated in the Restated and Amended Certificate of articles of Incorporation [Exhibit F] and summarized in the Offering Document.

- **Blockchain:** Dashing tokens will be issued in the form of electronic tokens issued via ERC-20 Smart Contracts
- **Exchanges:** In order to ensure regulatory compliance, Dashing Tokens will be

temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering. As of the date of launch of this campaign, there are no exchanges in the US legally permitted to trade security or utility tokens.

Material Terms:

Voting Rights: Holders of Dashing Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Restrictions on Transfer: In order to ensure regulatory compliance, Dashing Tokens will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering.

Dividends/Distributions: Holders of Dashing Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Redemption Rights: In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Common Stock and Preferred Stock, as may be authorized by the Company in the future.

Other: The rights, preferences and privileges of the holders of the Company's Dashing Tokens are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that the Company may authorize in the future.

The 10% Bonus for StartEngine Shareholders

Dashing Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested more than $1,000.00+ in the StartEngine

Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Dashing Tokens at $1.20 / share, you will receive 10 Dashing Tokens as bonus shares, meaning you'll own 110 Dashing Tokens for $120.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<center>THE COMPANY AND ITS BUSINESS</center>

The company's business

The Company and Its Business

The US home services market is estimated to be worth more than $400 billion annually and is highly fragmented with tens of thousands of small, local, and regional companies competing for customers. Existing technological solutions match customers with service providers through a combination of competitive bidding platforms and a matchmaking process based on screening and reviews .The Dashing ecosystem was specifically designed to address these issues and consists of the Dashing Platform (Dashing) and the GetDashing Application (GetDashing). The Dashing Platform uses blockchain technology to automate user verification, reputation management, payment processing, contract life-cycle management, and dispute arbitration. Blockchain technology enables automation, which increases efficiency, transparency, and trust while reducing costs. The GetDashing Application (iOS, Android, Web app) will be the first service built on the Dashing Platform and will offer a full-service experience for the home services market. GetDashing will manage all aspects of projects that need to be done around the home and will benefit from the automation provided by the Dashing Platform.

Sales, Supply Chain, & Customer Base

Currently, the Company does not have any sales or revenue as the Dashing Platform and Get Dashing Application is currently under development. We are a technology services company and as such, we do not have a traditional supply chain. The customer base for the Dashing Platform will be composed of blockchain based services and apps (dApps) which want to take advantage of the automation of user verification, reputation management, payment processing, contract life-cycle management, and dispute arbitration. We expect additional products and services to be developed based on some or all of these features.

The Get Dashing application and service will be the first customer of the Dashing Platform. Get Dashing will have a customer base composed of consumers who are requesting services and of vendors who will provide those services. We expect to generate revenue by a markup of the vendor price to cover the project management aspect fo the Get Dashing application and the automation of the components listed above for the Dashing Platform. Additional revenue streams are anticipated by leveraging the relationships with consumers and vendors and may include services, software and expertise provided to the vendor as well as products tailored to the consumer which could include things such as maintenance contracts, discounted service agreements, direct sales of materials and supplies and insurance products.

Competition

Dashing has several competitors, most of which would be classified in a similar category as the company. Bob's Repair is the most direct competitor and will also be offering a blockchain based product based on a 3rd party blockchain called Steemit. Other competitors include traditional Home Services companies with non-block chain based business models, these include : Angie's List, Home Advisor, ThumbTack, Task Rabbit, Amazon Home Services, TAKL, Craigslist, Yelp and others. We believe we have an innovative business approach and use of disruptive technology that will challenge the existing business models of these more established competitors.

Liabilities and Litigation

Our liabilities are operations and a loan of $50,000 from Deletype LLC which is owned by the co-founders of our company and which was provided to provide operating capital to Dashing.

We are currently not involved in any legal proceedings.

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The company has been funded to this point by a loan of approximately $50,000.00 issued by Deletype LLC which is owned by the Company's co-founders in the form of a simple promissory note, payable at 2% per annum, due with principal and interest on May 3, 2020

<u>Conflicts of Interest:</u>

To the best of our knowledge, the Company has not engaged in any transactions or relations which may give rise to a conflict of interest with the Company, its operations or its security holders.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as <u>Exhibit C</u> to the Form C of which this Offering Memorandum forms a part.

The team

Officers and directors

Richard Sherman	Co-Founder, COO and Director
Alaxander Villmann	Co-Founder, CEO and Director
Ashleigh Maxfield	Marketing Director, Head of Customer Experience

Richard Sherman
Richard has over 15 years of experience in enterprise contract negotiation and sales with clients including Nike, Microsoft, Amazon, Expedia, Honeywell, HTC, Weyerhaeuser, Russel Investments and Starbucks. Richard is an expert in large-scale contract negotiations with complex and long term sales processes. Incendit LLC- Sole Member - Principle Business: Consulting and mobility hardware vendor 10/2015- Present Deletype LLC- Co-Founder, Vice President, Managing Manager. Principle Business: Software Development and mobility hardware vendor 12/2015- Present Eluviis LLC- Co-Founder, Vice President, Managing Manager. Principle Business: Software Development and mobility hardware vendor - Same company as Deletype, renamed and new structure but same underlying business. 08/2012-12/2015 RSSA LLC- Managing Manager Principle Business: Multifamily Real Estate owner/manager 07/2017- Present Wild Hunt Vineyard- Sole Member - Farming 08/2017- Present Dashing Corporation- COO- Software Development, Home Services, primary job where he works 30 hours a week. 06/2017- Present

Alaxander Villmann
Alaxander studied computer science at Portland State University before founding his first company. Initially focused on software development, he expanded to provide solutions in many spaces catering to large enterprises. Skilled in cryptography and machine learning, he has deployed code at scale to achieve some of the lowest fraud rates in the industry for payment processing and customer verification in high-risk transactions. His client base includes two Fortune 500 companies, with battle-tested and secure software and solutions deployed worldwide Incendit LLC- Technical Advisor (part time) - Principle Business: Consulting and mobility hardware vendor - 10/2015- Present Eluviis LLC- Co-Founder, CIO , Managing Manager. Principle Business: Software Development and mobility hardware vendor - Same company as Deletype, renamed and new structure but same underlying business. 08/2012-12/2015 Deletype LLC- Co-Founder, CIO, Managing Manager. Principle Business: Software

Development and mobility hardware vendor 12/2015- Present Dashing Corporation-
CEO- Software Development, Home Services, primary job where he works 45 hours a
week. 06/2017- Present

Ashleigh Maxfield
Ashleigh is an expert in UI/UX design in addition to a strong background in SEO and
social media marketing. Ashleigh graduated from Portland State in Marketing and has
over 4 years of experience in her Marketing Director role during which time her
previous company acquired clients including Microsoft, Amazon, America West
Airlines, SKYPE and LinkedIn. Dashing- Director of Marketing and Brand
Management- 06/2017- Present Part time Primary job and works about 30 hours a
week. Deletype LLC- Director of Marketing and Brand Management- 12/2015- Present

Number of Employees: 5

Related party transactions

The company has been funded to this point by a loan of approximately $50,000 issued
by Deletype LLC which is owned by the Company's co-founders and is by definition, a
related party transaction, in the form of a simple promissory note, payable at 2% per
annum, due with principal and interest on May 3, 2020.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investors in this Offering will receive no voting rights.** The company has
  determined that investors in this Offering will receive no voting rights. All rights
  and preferences are set forth in the Subscription Agreement and the Restated
  Certificate of Incorporation (to be filed prior to each closing) of the Company.
  No investor in this Offering will have the ability to determine the policies of the
  Company unless provided by law, as voting power is concentrated in the hands
  of our founding members.
- **The security may be illiquid for long periods of time** The Dashing tokens sold in
  this offering will be marked with a 1-year restricted legend. This means that they
  should not be traded on secondary markets until this legend attribute has been
  removed after 1 year, anticipated to be around August 30, 2019. Although
  popular security tokens are generally considered very liquid due to the ease of
  transfer using blockchain technology there is nevertheless the risk of financial
  illiquidity if such tokens are not listed on an exchange. There are restrictions on
  how you can resell your securities for the next year. More importantly, there is
  no market for these securities, and there might never be one. It's unlikely that
  the Company will ever go public or get acquired by a bigger company. That
  means the money you paid for these securities could be tied up for a long time.
- **Future fundraising may affect the rights of investors.** In order to expand and to
  survive, the Company is likely to raise funds against the future, either by
  offerings of securities or through borrowing from banks or other sources. The

terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

- **Investors may face dilution of their equity interest by subsequent financings and stock issuances.** The Board of Directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including Common and Preferred Stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company has reserved additional Common Stock under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through Preferred Stock with terms and preferences to be determined in the sole discretion of the Board of Directors. Preferred Stock would likely be senior to the Company's Common Stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the Board or a right to receive a preferred return on investment. All such future issuances of Preferred or Common stock, or convertible securities such as promissory notes, may dilute an Investor's investment in this Offering.

- **Management has discretion on use of proceeds generated from this offering.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.

- **The Company has limited operating history, and therefore, it cannot assess it growth rate and earnings potential.** It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. It may also be pertinent to note, that as on the date of the launch of this campaign, the Company does not have a separate office space. The Company may face these and other difficulties in the future and some may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot assure that its business model and plans will be successful or that it will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **A majority of the Company is owned by two people.** Prior to the Offering, the Company's current majority owners beneficially owns approximately 90% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These persons may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

- **If we were to lose the services of our key personnel, we may not be able to execute our business strategy.** The success of the Company is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers or directors would have a material adverse impact on us.

- **If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.** Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of Dashing Corporation. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

- **Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.** Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

- **Through our operations, we collect and store certain personal information that our customers provide to purchase services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.** We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- **An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.** Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

- **The potential market for the Company's products is characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The Company's success could depend on its ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.** Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

- **The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.** In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

- **We have not prepared any audited financial statements.** Even though the company has provided financials reviewed by an independent CPA, it has not provided any audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. Therefore, if you feel the information provided is insufficient, you should not invest in the Company.

- **Security tokens are subject to changes in the government regulations.** Due to the novel nature of blockchain-based technology, there is currently unclear or insufficient government regulation or protection on how such ICO tokens are to be traded or transferred. Therefore, if the tokens are tradeable on a secondary market, then market manipulation such as pump-and-dump schemes by unsavory third parties may exist until appropriate regulations are eventually enforced. Additionally, unforeseen government regulation may result in complete illiquidity of cryptocurrencies and its derivatives such as through the restriction of cryptocurrency exchanges. Perceived market price of ICO tokens may not necessarily represent their true fundamental value and may be subjected to over-speculation and therefore extreme corrections and volatility. High volatility assets are generally considered investments of risk.

- **We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

- **As on the date of the launch of this campaign, the product and the website have not been launched.** There are substantial risks and uncertainties associated with launching the product, particularly in instances where the markets are not fully developed. In developing and marketing our products and services further, we may invest significant time and resources. Initial timelines for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alaxander Villmann, 45.0% ownership, Common Stock
- Richard Sherman, 45.0% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

  The Company has authority to issue up to 10,000,000 shares of Voting Common Stock with rights preferences and restrictions as set forth in the Restated Certificate of Incorporation.

  There is a Stock Incentive Plan for 1,000,000 shares, that brings the fully diluted shares of the Company to 10,000,000.

  Voting Common Stock:

  Dividend Rights

  The holders of Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

  Voting Rights

  Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

  Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Voting Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Voting Common Stock have no preemptive, conversion, or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Voting Common Stock.

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Stock that it may designate in the future.

- Dashing Tokens: 0

Prior to the first closing of this Offering, the Company will have authority to authorize up to 891,666 shares of Non-Voting Common Stock at a par value of $0.00001 per share, in the form of electronic tokens issued via ERC-20 Smart Contracts, designated in the Restated Certificate of Incorporation as 'Dashing Tokens', at a price of $1.20 per Token. The rights, preferences, privileges and restrictions of the Company's Dashing tokens are set forth in the amended and restated Certificate of Incorporation attached as an Exhibit to this Offering.

Dividend Rights

Holders of Dashing Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Holders of Dashing Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Voting Common Stock and Preferred Stock, as may be authorized by the Company in the future.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Dashing Tokens are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that the Company may authorize in the future.

Restricted Legend

In order to ensure regulatory compliance, Dashing Tokens will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering.

What it means to be a Minority Holder

As an investor in Dashing Tokens of the Company, you will not have any right to vote in regards to the corporate actions of the Company, including issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering will hold minority interest, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

You may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you won will go down, even though the value of the company may go up. You will own a small piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements reviewed by an independent CPA can be found attached to this document. The financial review covers the period ending in 2018-05-03.

Financial Condition

Results of Operation

The Company was founded in March 2018 and as a result, does not have an operating history. We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of the GetDashing Application and platform. We anticipate releasing the application in the 4th Quarter of 2018.

Financial Milestones

The Company is continuing to invest in the development of the underlying technology as well as brand development and is incurring operating losses as a result. Revenue growth will depend on adequate liquidity to complete the development of the platform as well as the marketing budget to launch the product. Management believes that we will begin generating revenue in late 2018 if the Company is successful in meeting its development milestones. Unforeseen circumstances could delay the development or deployment of the platform and could require the Company to scale back development and/or marketing expenses and/or require the company to raise additional capital.

Milestone 1 was achieved with the Dashing platform in alpha stage with blockchain code testing on our internal test Ethereum network. We anticipate the transition to beta in Q3-Q4 of 2018.   Milestone 2 was the completion of a working consumer-facing application for GetDashing ready to move into public beta in late Q3 2018. Management believes that the GetDashing application can launch to the public with the Dashing platform still in beta and allow us to enter the market and begin generating revenue in Q3 or Q4 of 2018.

Future Milestones include an audit of smart contract code and release of GetDashing application in the top 150 metro areas in the US by late Q4 2018. Successful completion of these milestones will require the raising of additional funds and the company intends to pursue all available options including additional offerings under Regulation A+, Regulation D 506(c) and Regulation S exempt offerings.

Scaling back development and marketing would slow the expansion of operations and sales. The Company believes that rapid expansion and scale are important to achieve in order to benefit from the decreased incremental costs associated with our technology as compared to competitors. Should the Company be unable to implement and/or execute the proposed business plan and should the company then fail to raise additional capital, the Company could run out of capital and be forced to cease operation. Should the Company be forced to cease operation due to its inability to raise additional capital, investors should anticipate that their investment would be lost and they would have no ability to profit from this investment.

Liquidity and Capital Resources

As of May 15, 2018, the company has cash on hand of $5,500.00. We are currently generating operating losses which requires the continued infusion of new capital to continue business operations. The company has been funded to this point by a loan of

$50,000.00 which includes the cash on hand listed above and which was provided by Deletype LLC which is owned by the Company's co-founders. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Based on our forecasts, with the liquidity of the full raise amount of $1,069,999.20 we anticipate that we can operate the business for 6 months without revenue generation and without scaling back scope or roadmap of development and marketing efforts. We believe that 6 months will give us the necessary time to release both the Dashing Platform and GetDashing application and begin generating revenue. Should we raise the minimum amount of $9,999.60 the company would immediately scale back operations and spend the money raised on marketing to create awareness for our brand as well as for our further capital raising efforts.

The company intends to pursue all available options including but not limited to: bank financing, Venture Capital, and additional offerings under Regulation A+, Regulation D 506(c) and Regulation S exempt offerings.

There is no guarantee that the company will be successful in raising additional funds at any point or that additional funding options will become available.

Indebtedness

The company has been funded to this point by a loan of approximately $50,000.00 issued by Deletype LLC which is owned by the Company's co-founders and is by definition, a related party transaction, in the form of a simple promissory note, payable at 2% per annum, due with principal and interest on May 3, 2020.

Recent offerings of securities

None

Valuation

$12,000,000.00

$12,000,000 - The Company has an annual burn rate of approximately $2,000,000.00. The expected burn rate for the next two years is $4,250,000.00. The Company is placing a pre money valuation of the company at the 2-year expected burn rate being equal to the value of 35% of the company. The Company has not undertaken any efforts to produce a third-party valuation of the Company. The price of the shares in the Offering reflects the opinion of the Board as to what would be fair market value and the Company's internal determination based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The valuation of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

	Offering Amount	Offering Amount

	Sold	Sold
Total Proceeds:	$9,999.6	$1,069,999.20
Less: Offering Expenses	$500	$5000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$8,900	$1,000,800
Use of Net Proceeds:		
R&D & Production	$4,005	$450,460
Marketing and Business Development (**including partner and vendor outreach**)	$2,670	$300,240
Working Capital	$889.60	$100,079.20
Operations (**Including legal, accounting,compliance, HR, and advisory services**)	$1,335	$150,120
Total Use of Net Proceeds	$9999.6	$1,069,999.20

The Company is seeking to raise a minimum of $9,999.60 (minimum target) and up to $1,069,999.20 (overallotment amount) in this offering through Regulation Crowdfunding. If the Company is successful in raising the overallotment amount of $1,069,999.20, we believe this will allow the Company to operate for 6 months. The Company plans to use the net proceeds of approximately $1,000,800 over the course of that time in the following manner:

1. R&D- Continued development of the platform, application and all associated back-end infrastructure related to the functioning of the platform itself and any related customer service, customer or vendor support and related applications or systems. Costs associated with internal development operations (including the hiring of additional personnel) and the contracting of external vendors. Licensing of server/computer software etc. Purchase/lease of computer, server and networking and related hardware and services.

2. Marketing and Business Development- Costs associated with advertising, promotions, sales, and strategic partnerships related to customer acquisition, brand awareness, and vendor onboarding.
3. Operations - Expenses related to legal, accounting, compliance, HR, and advisory services. Expenses related to administrative services such as accounting, human resources, rent/lease of office space and general administrative costs

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at www.GetDashing.com in the tab labeled 'Investors'. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Dashing Corporation

[See attached]

DASHING CORPORATION

Unaudited Financial Statements for The Period of Inception to May 3, 2018

May 21, 2018



Independent Accountant's Review Report

To Management
Dashing Corporation
Salem, OR

We have reviewed the accompanying balance sheet of Dashing Corporation as of May 3, 2018 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 21, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

DASHING CORPORATION
BALANCE SHEET
FOR THE PERIOD OF INCEPTION TO MAY 3, 2018

ASSETS

CURRENT ASSETS		
Cash	$	18,216
TOTAL CURRENT ASSETS		18,216
TOTAL ASSETS		18,216

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Related Party Loan		50,000
TOTAL LIABILITIES		50,000
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 10,000,000 issued and outstanding. $.00001 par value)		100
Retained Earnings		(31,884)
TOTAL SHAREHOLDERS' EQUITY		(31,784)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	18,216

Unaudited- See accompanying notes.

DASHING CORPORATION
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION TO MAY 3, 2018
_____

Operating Expense

Legal & Professional	$	30,325
Research & Development		1,222
General & Adminstrative		337
		31,884
Net Income from Operations		31,884
Net Income	$	(31,884)

DASHING CORPORATION
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION TO MAY 3, 2018

_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(31,884)
Net Cash Flows From Operating Activities		(31,884)
Cash Flows From Financing Activities		
Proceeds of Related Party Loan		50,000
Issuance of Common Stock		100
Net Cash Flows From Investing Activities		50,100
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		18,216
Cash at End of Period	$	18,216

DASHING CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF INCEPTION TO MAY 3, 2018

Starting Equity (Deficit)	$	-
Issuance of Common Stock		100
Net Income (Loss)		(31,884)
Ending Equity (Deficit)	$	(31,784)

Unaudited- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Dashing Corporation ("the Company") is a corporation organized under the laws of the States of Delaware and Oregon. The Company is a blockchain technology developer.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company will also be subject to franchise tax in the State of Delaware and income tax in the State of Oregon. The Company's initial tax filings for 2018 will be due early 2019.

NOTE C – RELATED PARTY LOAN

In 2018, the Company borrowed money from Deletype LLC, a related entity owned by founders Alaxander Villmann and Richard Sherman ("the Related Party Loan"). The Related Party Loan accrues interest at the rate of 2% per annum and matures two years from the date of issue, but may be deferred at the lender's discretion.

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 21, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Dashing is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Dashing
Blockchain-Based Home Services Platform
● Small OPO   🏠 Salem, OR   🏷 Technology   ⊙ US Investors Only

Overview   Team   Terms   Updates   Comments   **Share**

Bringing Blockchain Technology to the Home Services Industry

Invest in Dashing

The Dashing ecosystem consists of the Dashing Platform (Dashing) and the GetDashing Application (GetDashing). The Dashing Platform plans to leverage blockchain technology to automate user verification, reputation management, payment processing, contract life-cycle management, and dispute arbitration. Dashing plans to use blockchain technology to enable automation, which can increases efficiency, transparency, and trust while reducing costs. Development of the Dashing platform is in alpha stage with blockchain code testing on our internal test Ethereum network.

The GetDashing Application (iOS, Android, Web app) will be built on the Dashing Platform and will offer a full-service experience for the home services market. GetDashing will manage all aspects of projects that need to be done around the home and will benefit from the automation provided by the underlying Dashing Platform. **GetDashing has a functioning consumer-facing application undergoing internal testing and intends to move to a public beta.**

Dashing plans to create an ecosystem of accountability in which both customers and service providers benefit from transparent, automated, and secure home services transactions with verified providers and a fair, crowdsourced resolution to their problems.



1. **No longer do consumers have to rely on word of mouth or iffy online reviews when hiring help for home improvement projects.** Contractors no longer have to worry about collecting payments or chargebacks .

2. **Dashing uses Ethereum smart contracts to automate the entire contract life cycle** so everyone can have less stress throughout the entire process.

3. **Dashing tokens are at the heart of these transactions** and allow the use of a smart contract design to automate all aspects of the transaction from customer and vendor onboarding and vetting, dispute resolution, review verification and moderation of the payment cycle.

Dashing believes the community deserves to know the true outcomes of all transactions and will benefit from simplification of the process and cost reductions.

The Offering

Investment

$1.20/ Dashing Tokens │ When you invest you are betting the company's future equity value will exceed $13M.

Non-Voting Common Stock (designated as Dashing Tokens)

Description: Dashing Tokens will represent a single share of Non-Voting Common Stock, and will be issued in the form of electronic tokens issued via ERC-20 Smart Contracts (if and when available).

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The Timing

The broader home services market in the United States is estimated at more than **$400 billion per year**.

Investing in Dashing means investing in blockchain technology to automate user verification, reputation management, payment processing, contract life cycle, and dispute arbitration for countless types of businesses.

We believe the public is craving authentic, online reviews that cannot be manipulated. If you need a plumber, there are dozens of online review services that play "matchmaker" and link you to service providers.

However, we believe that, in many ways, existing platforms are solving non-problems due to business model inertia. The leading market competitors have essentially created a digital version of the Yellow Pages: a centralized directory of contact information sorted by type of service provider. In our opinion, they have simply added some reviews and outcome management mechanisms.



This approach is a fundamental misunderstanding of what we think a large, growing group of consumers need and desire. They do not lack the ability to use what is essentially a digital Rolodex. Instead, we believe they want turnkey services in lifestyle management.

The desired product is no longer the provision of the underlying service, but rather the knowledge of what to do when to do it, and how to do it. Consumers want help managing the entire process: identifying what needs to be done (project-specific knowledge), knowing how best to complete it, scheduling appointments, managing the project, verifying the completed work, processing payments, reviewing the vendor, resolving disputes, and anticipating future projects.

We believe companies that succeed in providing these services will be building more complex, multi-touch relationships rather than merely providing transactional referrals and a fancier version of the Yellow Pages.

The Small Business Association estimates that there are 27.9 million small businesses in America. The home services industry is just the beginning of how Dashing technology can be used. When using the GetDashing app, users can pay for services with dashing tokens, other cryptocurrency, or standard payment methods such as credit cards.

Secure and Fair

Existing platforms such as Angie's List, Thumbtack, and Home Advisor operate with a pay-to-bid business model. Vendors are required to pay to place a bid on any project on which they want to work. We believe this business model leaves customers and vendors vulnerable. The vendors are rewarded for underbidding, and customers are required to blindly trust the lowest bidder. We believe this business model is outdated, inefficient, and unfair to everyone involved.



Dashing wants to bring transparency, security, and, most importantly, fairness to the home services industry through the use of blockchain technology.

Trust management is a winning component. The powerhouse combination of blockchain technology and smart contracts means fairness can be objectively crowdsourced, thanks to decentralized arbitration.

Dashing: Teaming With Success

The Dashing team has extensive technical ability as well as a proven record of customer acquisition and sales success. We have a leadership team experienced in designing, creating, and monetizing cutting edge products.



Co-Founder and COO Richard Sherman is an expert in large-scale contract negotiations with complex and long-term sales processes. His former clients include Nike, Microsoft, Amazon, Expedia, Honeywell, HTC, Weyerhaeuser, Russell Investments, and Starbucks.

Richard is a graduate of Dartmouth College with a double major and a minor and was awarded the Mellon Undergraduate Fellowship and a Dickey Foundation fellowship.

Alaxander left college at the age of 18 to start his first company. Alaxander is an **expert in encryption** and has developed and deployed secure networks around the world. He has deployed machine learning at scale to achieve some of the lowest fraud rates in the industry for payment processing and customer verification in high-risk transac-tions.

Alaxander's last company included two Fortune 500 companies as clients.

The potential of blockchain technology and inefficiencies in the home services industry offer an opportunity for a company that can deliver a home services platform that the marketplace can trust.

It's a perfect match: the validated safety of blockchain technology and one of the most dynamic, growing industries—home services. **And we are offering you the opportunity to invest.**

Our Mission

Objective trust analysis requires a transparent and immutable record of all actual transactions. Without readily available, verifiable, objective data for independent analysis, the market suffers from misinformation since market participants maximize their financial and reputational outcomes rather than the transparency of platform transactions, both positive and negative. Currently, competitors provide subjective summaries of transactions that are distilled to maximize the platform's objectives. In essence, the platforms are asking consumers to trust their service even though it is based on criteria that they control, knowing they have a strong incentive to exclude or minimize negative experiences. Dashing seeks to change this and provide verifiable, immutable data for the marketplace.


HIGH
COST OF INFRASTRUCTURE
TaskRabbit
Home Advisor
craigslist
Dashing
LOW
CREDIBILITY
HIGH

Why Home Services?

According to "The US Home Service Market: Size, Trends & Forecasts (2017–2021)", home services is expected to grow at a significant rate. Yet the market faces certain challenges such as security concerns and the decreasing value of word of mouth. Dashing addresses those concerns.



The Awesome Features of Dashing

It's easy to understand the incredible opportunity of Dashing, given the platform's features.

Unalterable transaction records, dispute arbitration, and increased trust are just the beginning.

Increased Trust and Credibility

Open and verifiable credentialing and performance tracking for each user.

Automation of Dispute Resolution

Smart contracts will allow users access to automated and impartial arbitration.

Decreased Costs and Transactional Friction

Automation of disputes, decreased fraud, and built-in review moderation decrease costs and friction and increase trust.

Recommendation Staking

Staking tokens will allow users to interact with the community and reward contractors.

Easy-to-Use Application Built Around Dashing Technology

GetDashing allows users to find, book, and manage home services while taking advantage of Dashing technology.

Enable Complex Transactions

GetDashing plans to make managing complex, multifaceted projects easy by consolidating them into one application.

We Have the Developer... We Have the Platform... The Only Thing That's Missing is You!

At Dashing, we're convinced that there is incredible potential to revolutionize the home services industry with blockchain technology. With your investment, we can secure the development process and usher in an exciting new era for the industry.

We believe the investment opportunity we're presenting is unique. Here, you have the opportunity to participate in technology that, from start to finish, brings less stress to the home services contracting process and truth back to the online review process.

Your investment will allow you to stay informed about the development of this exciting new chapter of home services and online reviews. Don't worry about juggling your schedule to meet the plumber or wondering if they're going to do a lousy job, unnecessarily extend the timeline, or cause negative outcomes. We take care of all of that. Every step of the process is validated.

So come and help clean up the home services industry and invest in Dashing today. Become an integral part of the Internet's next stage of home services recommendation sites!


User requests deliverable
Vendor responds with a price quote, plus a selectable deliverable dispute bond
The deliverable dispute bond is used to allow the vendor to request more funds in case of things like damage to a vendor's equipment, etc.
User accepts by depositing fund + bond
User declines by doing nothing, or selecting "reject"
Smart contract established
Vendor cancels
Client requests cancellation
End date reached
Client approves deliverable
Vendor approves
Client disapproves deliverable
When the client disapproves a deliverable, the vendor will be given a chance to simply accept or reject the decision. Rejection will result in arbitration.
Vendor disapproves
Contract resolves, all contract funds are returned
Contract enters arbitration state
Contract resolves, vendor is paid


10%
Overhead
15%
Operations
30%
Marketing and business
45%
R&D



January 2017 — Initial Conception of Dashing Platform and GetDashing Home Services

April 2017 — Research and Development into Dashing Platform Began

July 2017 — Research Began for Underlying Public Ledger Application

The research included how to increase trust in the marketplace, dispute resolution, and smart contract management

September 2017 — Conceptual Development of Token Platform.

We began conceptualizing a token platform including waves, ERC-20, Bitcoin RSK analysis, and selection.

December 2017 — Initial Token Architecture Development

Began the architectural development of the Dashing token.

April 2018 — White Paper Release

May 2018 — Launched on StartEngine

May 2018 — Token Infrastructure Development

(ANTICIPATED)

May 2018 — Smart Contract Development and Testing

(ANTICIPATED)

July 2018 — Contract and Platform Audit

(ANTICIPATED)

August 2018 — Beta Release of GetDashing

Application for iOS and backend transaction management. (ANTICIPATED)

September 2018 — Initial Launch of GetDashing Platform

We launch the GetDashing platform in the top 150 cities by population in the United States. (ANTICIPATED)

Meet Our Team



Alaxander Villmann
Co-Founder, CEO and Director

Alaxander studied computer science at Portland State University before founding his first company. Initially focused on software development, he expanded to provide solutions in many spaces catering to large enterprises. Skilled in cryptography and machine learning, he has deployed code at scale to achieve some of the lowest fraud rates in the industry for payment processing and customer verification in high-risk transactions. His client base includes two Fortune 500 companies, with battle-tested and secure software and solutions deployed worldwide Incendit LLC- Technical Advisor (part time) - Principle Business: Consulting and mobility hardware vendor - 10/2015- Present Eluviis LLC- Co-Founder, CIO , Managing Manager. Principle Business: Software Development and mobility hardware vendor - Same company as Deletype, renamed and new structure but same underlying business. 08/2012-12/2015 Deletype LLC- Co-Founder, CIO, Managing Manager. Principle Business: Software Development and mobility hardware vendor 12/2015- Present Dashing Corporation- CEO- Software Development, Home Services, primary job where he works 45 hours a week. 06/2017- Present





Richard Sherman
Co-Founder, COO and Director

Richard has over 15 years of experience in enterprise contract negotiation and sales with clients including Nike, Microsoft, Amazon, Expedia, Honeywell, HTC, Weyerhaeuser, Russel Investments and Starbucks. Richard is an expert in large-scale contract negotiations with complex and long term sales processes. Incendit LLC- Sole Member - Principle Business: Consulting and mobility hardware vendor 10/2015- Present Deletype LLC- Co-Founder, Vice President, Managing Manager. Principle Business: Software Development and mobility hardware vendor 12/2015- Present Eluviis LLC- Co-Founder, Vice President, Managing Manager. Principle Business: Software Development and mobility hardware vendor - Same company as Deletype, renamed and new structure but same underlying business. 08/2012-12/2015 RSSA LLC- Managing Manager Principle Business: Multifamily Real Estate owner/manager 07/2017- Present Wild Hunt Vineyard- Sole Member - Farming 08/2017- Present Dashing Corporation- COO- Software Development, Home Services, primary job where he works 30 hours a week. 06/2017- Present





Ashleigh Maxfield
Marketing Director, Head of Customer Experience

Ashleigh is an expert in UI/UX design in addition to a strong background in SEO and social media marketing. Ashleigh graduated from Portland State in Marketing and has over 4 years of



Andrew Wozniak
Technical Account Manager

Andrew has over 10 years of experience working with a wide range of clients in fast paced and high pressure environments. Andrew is a specialist in rapid procurement of tailored hardware



Ryan Ahern
Director of Business Development

Ryan has over 13 years of experience selling complex solutions in the mobility space to Government and Enterprise clients including Microsoft, Boeing, HTC, Adidas, Columbia Sportswear, City of San

Marketing and has over 4 years of experience in her Marketing Director role during which time her previous company acquired clients including Microsoft, Amazon, America West Airlines, SKYPE and LinkedIn. Dashing- Director of Marketing and Brand Management- 06/2017- Present Part time Primary job and works about 30 hours a week. Deletype LLC- Director of Marketing and Brand Management- 12/2015- Present



and software solutions including R&D support in the mobility and security spaces. Two key clients ranking in the top 50 largest companies in the US.



Diego, San Diego County and the State of California.



Offering Summary

Minimum 8,333 shares of Dashing Tokens worth $9,999.60

Maximum 891,666 shares* of Dashing Tokens worth $1,069,999.20

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Company	Dashing Corporation
Corporate Address	4742 Liberty Rd. Suite No. #104, Salem OR 97302
Description of Business	**Dashing** is a platform that plans on using blockchain technology to create an ecosystem with automated dispute resolution, verifiable reviews of all transactions and assignments of a Trust Score to platform participants. **GetDashing** is the first service to be built on the Dashing platform to target the broader home-services market. The GetDashing Application (iOS, Android, Web app) will be built on the Dashing Platform and will offer a full-service experience for the home services market. GetDashing will manage all aspects of projects that need to be done around the home and will benefit from the automation provided by the underlying Dashing Platform. GetDashing has a functioning consumer-facing application undergoing internal testing and intends to move to a public beta.
Type of Security Offered	Dashing Tokens
Purchase Price of Security Offered	$1.20 per token
Minimum Investment Amount (per investor)	$499.20

There is currently no trading market for the Company's DASHING Tokens and we cannot guarantee that such a trading market for the Company's DASHING Tokens will ever exist. Please see "Transferability of Securities."

	Number of Tokens	Price to Public	Underwriting discounts and commissions**	Proceeds to the Company***
Per Token for sales of $9,999.60	8,333 units of Dashing Tokens	$1.20 per token	$0.00	$9,999.60
Per Token for sales of $1,069,999.20	891,666 units of Dashing Tokens	$1.20 per token	$0.00	$1,069,999.20

* *   The Company will not use commissioned sales agents or underwriters.

***   The proceeds do not include expenses of the Offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $6,484.00 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

Terms of Tokens

Dashing Tokens

The Dashing Tokens will represent a single share of non-voting common stock of the company, with rights and preferences as designated in the Restated and Amended Certificate of articles of Incorporation [Exhibit F] and summarized in the Offering Document.

- **Blockchain:** Dashing tokens will be issued in the form of electronic tokens issued via ERC-20 Smart Contracts
- **Exchanges:** In order to ensure regulatory compliance, Dashing Tokens will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering. As of the date of launch of this campaign, there are no exchanges in the US legally permitted to trade security or utility tokens.

Material Terms:

Voting Rights: Holders of Dashing Tokens will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Restrictions on Transfer: In order to ensure regulatory compliance, Dashing Tokens will be temporarily marked with a "restricted security" legend as a token attribute. Securities with a restricted legend generally have a 1-year holding period before investors may freely trade them on the market, or otherwise be held liable for violating US Securities and Exchange Commission (SEC) laws. This token attribute will be removed after approximately 1 year from the conclusion of the offering.

Dividends/Distributions: Holders of Dashing Tokens are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Redemption Rights: In the event of the Company's liquidation, dissolution or winding up or Deemed Liquidation Event, holders of Common Stock will be entitled to shares ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Common Stock and Preferred Stock, as may be authorized by the Company in the future.

Other: The rights, preferences and privileges of the holders of the Company's Dashing Tokens are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that the Company may authorize in the future.

The 10% Bonus for StartEngine Shareholders

Dashing Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested more than $1,000.00+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Dashing Tokens at $1.20 / share, you will receive 10 Dashing Tokens as bonus shares, meaning you'll own 110 Dashing Tokens for $120.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Dashing to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



start engine

©2017 All Rights Reserved

About

Blog
About Us
FAQ

Connect

Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join

StartEngine ICO 2.0 Summit
Edit My Campaign
Investors

Legal

Terms of Use
Privacy Policy
Disclaimer

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "DASHING CORPORATION",

FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MAY, A.D. 2018,

AT 1:49 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6810967 8100

SR# 20184223189

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202780839

Date: 05-29-18

DASHING CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Dashing Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is Dashing Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on March 22, 2018 under the name Dashing Corporation.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this May 16, 2018.

By:/s/ Alaxander Villmann
Alaxander Villmann, Chief Executive
Officer

DASHING CORPORATION

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Dashing Corporation (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, Suite 403-B, Wilmington, DE 19805, New Castle County. The name of its registered agent at such address is Vcorp Services, LLC.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 10,891,666 consisting of (a) 10,000,000 shares of Common Stock with a par value of $0.00001 per share; and (b) 891,666 shares of Non-Voting Common Stock with a par value of $0.00001, designated as "Dashing Tokens". Except as otherwise set forth herein, all shares of Common Stock and Non-Voting Common Stock shall, to the fullest extent permitted by applicable law, be identical in all respects and shall entitle the holders thereof to the same powers, preferences, rights and privileges and shall be subject to the same qualifications, limitations and restrictions. Except as required by applicable law which cannot be superseded by the provisions of this Certificate of Incorporation, the holders of Non-Voting Common Stock will not be entitled to vote in respect of such shares on any matter, and such shares will not be included in determining the number of shares voting or entitled to vote on any matter.

Other than the holders of Non-Voting Common Stock, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

ARTICLE V : PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock of the Corporation.

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.